June 23, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Michael A. Feinstein, M.D.
Chairman and Chief Executive Officer
Nocopi Technologies, Inc.
9C Portland Roads
West Conshohocken, PA 19428

RE: Nocopi Technologies, Inc. (the "Company")
Form 10-K for the year ended December 31, 2007
File No. 0-20333

Dear Mr. Feinstein:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-KSB for the fiscal year ended December 31, 2007</u>

<u>Statements of Operations, page F-4</u>

1.   Reference is made to the line item "Reversal of accounts payable and accrued expenses" in the amount of $175,900 included under "Other income (expense)" on the face of your statements of operations. We note that you disclose in Note 6 to the consolidated financial statements that the $175,600 is related to the reversal of certain accounts

payable and accrued consulting fees that the Company, with legal counsel, has determined to be no longer statutorily payable. Please tell us in greater detail the nature, facts and circumstances surrounding the accounts payable and accrued expense balances that were include as part of the reversal. Your response to us should include, but not be limited to, a detailed listing of the amounts included in the reversal; when each amount was originally recorded by management; how management determined or calculated each of the liabilities at the time they were originally recorded; and the triggering event and reason(s) for which you believe it was appropriate to reverse the accounts payable balance and accrued expense amounts during fiscal 2007, the majority of which was reversed during the quarter ended September 30, 2007. We may have further comment upon receipt of your response.

Statements of Stockholder's Equity, page F-5

2.   Please revise your statements of stockholders' equity in future filings to include a total column.

Note 10. Major Customer and Geographic Information, page F-14

3.   We note that you disclose the Company's three largest non-affiliated customers accounted for approximately 86% and 65% of revenues, and 100% and 75% of net accounts receivable at December 31, 2007 and 2006, respectively. Please revise your disclosure in future filings to separately disclose the amount or percentage of revenue derived from any single customer representing 10% of more of total revenues. Please also provide disclosures for any single customers with accounts receivable balances representing 10% or more of total accounts receivable. Refer to paragraph 39 of SFAS No. 131.

Form 10-QSB for the quarter ended March 31, 2008

4.   We note from your disclosure that since becoming Chief Executive Officer in February 2000, Dr. Feinstein has not received cash or non-cash compensation for his services as an officer of the Company. Please note that historical financial statements should reflect reasonable compensation levels even if the services were contributed by the officer. In cases where no charges were made or are unreasonably low, and if material to an understanding of operating results, historical statements should be revised to reflect the value of the services rendered as a capital contribution. In this regard, please tell us why you believe your accounting treatment, or lack thereof, is appropriate and provide us the guidance you relied upon which support your conclusions. Alternatively, you may revise your financial statements to reflect reasonable

Mr. Michael A. Feinstein, M.D.
Nocopi Technologies, Inc.
June 23, 2008
Page 3

compensation levels for the services contributed. We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. Rudolph A. Lutterschmidt, CFO
                       (610) 834-7777